UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                               SCHEDULE 13-D

                  Under the Securities Exchange Act of 1934

                          CORPAS INVESTMENTS, INC.
                              (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

                                21986N-10-3
                               (CUSIP Number)

                             Robert J. Mottern
                       1800 Peachtree Street, Suite 620
                           Atlanta, Georgia 30309
                               (404) 365-9799
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 6, 2001
                        (Date of event Which Requires
                          Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. 21986N-10-3

   (1)  Name of Reporting                    Corpas Investors, LLC
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      AF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         30,000,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         30,000,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        30,000,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             60.6%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            CO
        Persons

  Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.001 par value per share (the "Shares"), of Corpas Investments, Inc., a Florida corporation (the "Company"), whose principal executive offices are located at 1800 Peachtree Street, Suite 620, Atlanta, Georgia 30309.

Item 2. Identity and Background

        (a)  This Statement is filed by Corpas Investors, LLC
("Investors"). Investors is domiciled in the State of Georgia, and is hereafter sometimes referred to as "Reporting Person".

        (b) and (c)

        The principal business address of Investors is 1800 Peachtree Street, Suite 620, Atlanta, Georgia 30309. The principal business of Investors is to serve as an investor in the Company.

        (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Investors is formed under the laws of the State of Georgia.

Item 3. Source and Amount of Funds or Other Consideration

       Investors acquired 30,000,000 shares of the Company's Common Stock on August 6, 2001, pursuant to an Agreement by the Company and Investors. Under the Agreement, the Company sold Investors 30,000,000 shares of Common Stock for $25,000. Investors is owned equally by Robert J. Mottern ("Mottern") and Kevin Welch ("Welch"). Pursuant to the Agreement, Ross Love, the Company's sole officer and director, resigned. Mottern and Welch were appointed to the board of directors of the Company. Mottern was appointed chairman and chief executive officer. Welch was appointed treasurer, secretary and chief financial officer.

Item 4. Purpose of the Transaction

       The Registrant entered into the transaction with Investors because Investors will be able to provide the necessary funding and services to file any and all delinquent reports of the Registrant under the Securities Exchange Act of 1934, which the Registrant determined will enhance its ability to raise capital to turnaround its existing business or acquire other businesses. Any such transaction may likely result in a further change of control of the Registrant. There is no assurance that the Registrant will be successful in raising capital or in locating a suitable acquisition candidate, or that the terms of any such transaction will be favorable to existing shareholders.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Investors is the direct owner of 30,000,000 shares of the Company's Common Stock, which totals 60.6% of the outstanding Common Stock. As stated in Item 3 above, Mottern and Welch each own 50% of Investors.

         (c) None

      (d) None

      (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          In the Agreement dated July 31, 2001, Investors agreed that the $25,000 purchase price for the Common Stock of the Company is to be dedicated to costs associated with the Company's 2000 audit, preparing any filings necessary to bring the Company compliant with its SEC reporting obligations, reincorporating the Company in the State of Delaware, adopting a holding company structure for the Company, settling its liabilities, and effecting a reverse split of its common stock. The parties further agreed that Investors will be obligated to invest such funds at the earlier of a) the date such funds are actually needed to pay the costs identified above, or b) December 31, 2001.

Item 7. Materials to be Filed as Exhibits

Exhibit No.      Description

     1 Agreement dated July 31, 2001 by and between Corpas Investments, Inc. and Corpas Investors, LLC

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Robert J. Mottern
                                    ROBERT J. MOTTERN, Manager of
                                    Corpas Investors, LLC


Dated: August 22, 2001